Exhibit 99.2

 Third Quarter FY 2024  Investor Update  MAY 15, 2024 | NASDAQ: IREN

 Disclaimer  Forward-Looking Statements   This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or IREN’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.  These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause IREN’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; IREN’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet its capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require IREN to comply with onerous covenants or restrictions, and its ability to service its debt obligations, any of which could restrict our business operations and adversely impact our financial condition, cash flows and results of operations; IREN’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to diversify into the market for high performance computing (“HPC”) solutions, and in particular any current or future AI Cloud (“AI Cloud”) Services we offer; IREN’s limited experience with respect to new markets it has entered or may seek to enter, including the market for AI Cloud Services; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any current or future AI Cloud Services that IREN offers; IREN’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into AI Cloud Services; IREN’s ability to manage counterparty risk (including credit risk) associated with any current or future customers, including customers of our AI Cloud Services and other counterparties; IREN’s ability to secure renewable energy, renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that any current or future customers, including customers of our AI Cloud Services, or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin global hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; our reliance on power and utilities providers, third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; IREN’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and/or cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to IREN; any variance between the actual operating performance of IREN’s miner hardware achieved compared to the nameplate performance including hashrate; IREN’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which IREN operates; the availability, suitability, reliability and cost of internet connections at IREN’s facilities; IREN’s ability to secure additional hardware, including hardware for Bitcoin mining and any current or future AI Cloud Services it offers, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including any current or future AI Cloud Services IREN offers); delays, increases in costs or reductions in the supply of equipment used in IREN’s operations; IREN’s ability to operate in an evolving regulatory environment; IREN’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of IREN’s infrastructure compared to expectations; malicious attacks on IREN’s property, infrastructure or IT systems; IREN’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; IREN ability to obtain, maintain, protect and enforce its intellectual property rights and confidential information; any intellectual property infringement and product liability claims; whether the secular trends IREN expects to drive growth in its business materialize to the degree it expects them to, or at all; the occurrence of any environmental, health and safety incidents at IREN’s sites, and any material costs relating to environmental, health and safety requirements or liabilities; damage to our property and infrastructure and the risk that any insurance IREN maintains may not fully cover all potential exposures; ongoing proceedings relating to the default by two of IREN’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities;   ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; IREN's failure to comply with any laws including the anti-corruption laws of the United States and various international jurisdictions; any failure of IREN's compliance and risk management methods; any laws, regulations and ethical standards that may relate to IREN’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other services we offer (such as AI Cloud Services), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; our ability to attract, motivate and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change, severe weather conditions and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations; public health crises, including an outbreak of an infectious disease (such as COVID-19) and any governmental or industry measures taken in response; our ability to remain competitive in dynamic and rapidly evolving industries; damage to our brand and reputation; expectations relating to Environmental, Social and Governance issues or reporting; the costs of being a public company; and other important factors discussed under the caption “Risk Factors” in IREN’s annual report on Form 20-F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of IREN’s website at https://investors.iren.com.  These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that IREN makes in this investor update speaks only as of the date of such statement. Except as required by law, IREN disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.  Non-IFRS Financial Measures  This investor update includes non-IFRS financial measures, including Net electricity costs, Adjusted EBITDA and Adjusted EBITDA Margin. We provide these measures in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Net electricity costs, Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate these measures differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.  EBITDA is calculated as our IFRS profit/(loss) after income tax expense, excluding interest income, finance expense and non-cash fair value loss and interest expense on hybrid financial instruments, income tax expense, depreciation and amortization, which are important components of our IFRS profit/(loss) after income tax expense. Further, “Adjusted EBITDA” also excludes share-based payments expense, which is an important component of our IFRS profit/(loss) after income tax expense, foreign exchange gains and losses, impairment of assets, certain other non-recurring income, loss on disposal of property, plant and equipment, gain on disposal of subsidiaries, unrealized fair value gains and losses on financial assets and certain other expense items. Net electricity costs is calculated as our IFRS Electricity charges net of Realized gain/(loss) on financial asset, ERS revenue (included in Other income) and ERS fees (included in Other operating expenses).  Industry and Statistical Data   This presentation includes industry data, statistical data, estimates and other forecasts that may have been obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry, internal company surveys, and our review and analysis of market conditions, surveys and industry feedback. Our expectations regarding market and industry data, including expected growth rates, are subject to change based on our ongoing analysis of prevailing market and industry conditions and, as a result, assumptions based on such expectations may not be reliable indicators of future results. We undertake no obligation to update such figures in the future. These sources include government and industry sources, including third-party websites. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Further, certain financial measures and statistical information in this document have been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the expressed total.  2

 Strategic priorities for 2024   3  510MW next-generation data centers  >3,000MW power & land portfolio  30 EH/s   Bitcoin mining  Scale   AI Cloud Services  Accelerate  organic growth  Explore   structures to unlock value

 Bitcoin Mining  01

 30 EH/s plan in 2024  5  16  J/TH  S21  Leading efficiency   Latest-gen fleet secured  30  Large-scale miner  EH/s  Strategic investments in land, power and infrastructure enable rapid growth ahead  $17k  Low-cost producer  Pro  per BTC  Note: Metrics tabled above are on a post-30 EH/s expansion basis. Refer to assumptions and notes on page 23.   (electricity cost)

 Pathway to industry leadership  Latest-generation Bitmain miners secured, single site expansion at Childress  6

 Capex & funding  7  Market is valuing 1 EH/s at ~$135m  (large-scale miners)  IREN is delivering 1 EH/s at ~$30m  (through organic growth)  10 EH/s to 20 EH/s  (3Q 2024)  20 EH/s to 30 EH/s  (4Q 2024)  Total Capex  Fully-funded  $322m cash   (as of 30 April, 2024)  ~$190m hardware  ~$110m data centers (150MW)  Funding  Existing cash  Other sources  Investing in accretive hashrate growth  Note: Refer to assumptions and notes on page 23. See also page 8 for further details on hardware agreements for latest-generation miners.

 Bitmain contract summary  8  Hardware agreements for latest-generation miners  Bitmain Agreement  Hashrate  Nameplate Efficiency  Price  Option expiry  Comment  Existing Agreements  5 EH/s  19 J/TH  -  -  Existing Option Agreement  now amended to  48,000 T21  (9 EH/s)  or  48,000 S21 Pro   (11 EH/s)  19 J/TH  or  15 J/TH  $14/TH  or  $18.9/TH  Sep 2024  now  Mar 2025  Now exercisable for either T21 or   S21 Pro miners (or a combination of)  New Purchase Agreement  51,480 S21 Pro  (12 EH/s)  15 J/TH  $15.1/TH, plus  $3.8/TH deferred  n/a  Deferred payment due 9 months after delivery  New Option Agreement  51,480 S21 Pro  (12 EH/s)  15 J/TH  $18.9/TH  May 2025  Total  40 EH/s  15 J/TH  30 EH/s in 2024  40 EH/s in 2025 (Optionality)

 Peer landscape  9  $254  $715  $254  $636  $616  $674  $1,153  $711  $2,657  $3,548  $647  $4,684  2.8  5.5  5.0  6.7  7.0  8.0  7.7  10.0  12.6  17.3  20.4  29.9  Large-scale miner with leading efficiency  Market Cap ($m)  Installed hashrate (EH/s)  Bitcoin mined (April 2024)  Note: Refer to assumptions and notes on page 23.

 AI Cloud Services  02

 AI is not a ‘pivot’ away from Bitcoin   11  Highly complementary businesses utilizing the same multi-purpose data centers   Diversifies revenue base  Smooths returns through the cycle  Optimizes cost of capital  Does not displace Bitcoin mining capacity  Every $100m of GPU capex:  Uses <1% of IREN’s 510MW data center capacity  Generates $48m of illustrative hardware profit p.a.  Note: Refer to assumptions and notes on page 23.

 Scaling AI Cloud Services  Exceptional customer feedback  “We are seriously impressed by the performance of the host<>device DMA transfers…the number is 3x bigger than any other hardware setup we have worked with”  12  IREN’s NVIDIA H100 GPU deployment at its Prince George data center  In parallel with growth in Bitcoin mining  Testing on-demand market  Equipment financing presents potential path to scale   $500m GPU financing  April 2024  $2.3bn GPU financing  August 2023

 >3,000MW power & land portfolio  03

 AI’s impending power crunch  >3,000MW power & land portfolio presents significant opportunity   14  Source: Morgan Stanley Research (April 2024). $5-$12/Watt range relates to the “time to power” benefit of converting a mining facility to a data center (vs. building a data center without grid access and going through the typical interconnection process).  Data center growth is hampered by grid connection wait times  Morgan Stanley valued access to power at ~$5-12/Watt  3,000MW = 3,000,000,000 Watts  IREN exploring structures to unlock value from its power & land portfolio

 Financial summary  04

Illustrative comparative economics





	Bitcoin Mining	*AI Cloud Services*
Business	Bitcoin network security (Bitcoin rewards sold daily)	GPU compute for AI customers
Hardware	Application-Specific Integrated Circuit (ASIC)	Graphics Processing Unit (GPU)
Monetization[1, 2]	**Per Bitcoin mined** Revenue: Spot price Electricity Cost: ~$17k	**Per GPU hour** Revenue: ~$2.00-$2.50 Electricity Cost: ~$0.06
Annualized hardware profit[3]	30 EH/s: ~$408m	816 GPU Cluster: ~$14m-$17m
Hardware payback period[4]	~12 to 24 months	~24 months

Note: Refer to assumptions and notes on page 23.

THE ABOVE INFORMATION IS FOR GENERAL INFORMATION AND ILLUSTRATIVE PURPOSES ONLY. THE BITCOIN MINING AND AI CLOUD SERVICES ANNUALIZED HARDWARE PROFIT OUTPUTS ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE CONSIDERED PROJECTIONS OF IRIS ENERGY'S OPERATING PERFORMANCE. SUCH OUTPUTS ARE BASED ON IMPORTANT ASSUMPTIONS AND HISTORICAL INFORMATION, INCLUDING INFORMATION AND CALCULATIONS FROM THIRD PARTY SOURCES (INCLUDING WEBSITES). WE HAVE NOT INDEPENDENTLY VERIFIED SUCH INFORMATION AND CALCULATIONS, AND SUCH INFORMATION AND CALCULATIONS ARE SUBJECT TO IMPORTANT LIMITATIONS AND COULD PROVE TO BE INACCURATE. THE ILLUSTRATIVE OUTPUTS ARE BASED ON HISTORICAL OR THIRD-PARTY INFORMATION WHICH MAY OR MAY NOT MATERIALIZE IN THE FUTURE (INCLUDING THE ABILITY TO CONTRACT CUSTOMERS AT SUCH PRICING, OR AT ALL) – ACCORDINGLY, THERE IS NO ASSURANCE THAT ANY ILLUSTRATIVE OUTPUTS WILL BE ACHIEVED WITHIN THE TIMEFRAMES PRESENTED OR AT ALL OR THAT HARDWARE WILL OPERATE AT 100% UPTIME. THE ILLUSTRATIVE OUTPUTS ASSUME HARDWARE IS FULLY INSTALLED AND OPERATING TODAY USING THE ABOVE ASSUMPTIONS. THESE ASSUMPTIONS ARE LIKELY TO BE DIFFERENT IN THE FUTURE AND USERS SHOULD INPUT THEIR OWN ASSUMPTIONS. THE ABOVE AND THIS PRESENTATION SHOULD BE READ STRICTLY IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS DISCLAIMER ON PAGE 2.

16

 AI Cloud Services revenue  17  Continuing to scale

 Strong cashflow generation  18  Reflects cash generation from our data centers and quality of underlying operations   $47.9m positive operating cashflow  Reinvested into growth  $8.6m positive NPAT  No reliance on Bitcoin revaluation  Consolidated statement of cashflows  Consolidated statement of profit or loss

Adjusted EBITDA

3Q FY24 vs. 2Q FY24

- Adjusted EBITDA increased from $13.9m to $21.8m
- Bitcoin mining revenue increased from $42.0m to $53.4m
  - Increase in average operating hashrate (5.6 EH/s to 6.4 EH/s)
  - 12% or 141 BTC decrease in BTC mined (1,144 BTC to 1,003 BTC)
  - +45% increase in average price realised per BTC mined ($36.8k to $53.2k)
- Average net electricity cost[2] per BTC mined increased from $(14.1)k to $(19.3)k
- Other costs include (3Q FY24):
  - Employee benefits expenses $(4.3)m
  - Site operating costs $(2.1)m
  - Insurance costs $(1.8)m
  - Professional fees $(1.8)m
  - Provision for Canadian non-refundable sales tax $(1.4)m

US$m[1]	Three months ended March 31, 2024	Three months ended December 31, 2023
Bitcoin mining revenue	53.4	42.0
AI Cloud Service revenue	0.6	-
Other income	0.4	0.5
Electricity charges	(19.8)	(16.7)
Realized gain/(loss) on financial asset	0.1	0.1
Other costs	(12.9)	(12.0)
Adjusted EBITDA	**21.8**	**13.9**
Adjusted EBITDA Margin	**40%**	**33%**
Reconciliation to consolidated statement of profit or loss		
Add/(deduct):		
Reversal of impairment of assets	-	0.1
Share-based payment expense - $75 exercise price options	(2.9)	(3.0)
Share-based payment expense - other	(2.9)	(2.9)
Foreign exchange gain/(loss)	4.7	(4.7)
Other expense items[3]	(0.2)	(2.5)
Unrealized gain/(loss) on financial asset[4]	(1.1)	(0.3)
EBITDA	**19.4**	**0.6**
Finance expense	(0.1)	(0.0)
Interest income	1.5	0.7
Depreciation	(8.7)	(7.6)
Profit/(loss) before income tax expense for the period	**12.1**	**(6.3)**
Income tax (expense)/benefit	(3.5)	1.1
Profit/(loss) after income tax expense for the period	**8.6**	**(5.2)**

1. For further detail, see our unaudited interim financial statements for the nine months ended March 31, 2024, included in our Form 6-K filed with the SEC on May 15, 2024.
2. See slide net electricity costs for a detailed breakdown of amount.
3. Other expense items include one-off professional fees including legal fees.
4. Unrealized loss on financial asset represents the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods.

19

Adjusted EBITDA

3Q YTD FY24 vs. 3Q YTD FY23

- Adjusted EBITDA of $42.5m and Net cash from operating activities of $47.9m for the nine months ended 31 March 2024
- Bitcoin mining revenue increased from $41.3m to $129.8m
  - Increase in average operating hashrate (2.0 EH/s to 5.8 EH/s)
  - 68% or 1,368 BTC increase in BTC mined (2,003 BTC to 3,371 BTC)
  - +87% increase in average price realised per BTC mined ($20.6k to $38.5k)
- Average net electricity cost[2] per BTC mined increased from $(9.9)k to $(15.4)k
- Other costs include (3Q YTD FY24):
  - Employee benefits expenses $(12.8)m
  - Site operating costs $(5.9)m
  - Insurance costs $(4.8)m
  - Professional fees $(4.3)m
  - Provision for Canadian non-refundable sales tax $(4.3)m

US$m	Nine months ended March 31, 2024	Nine months ended March 31, 2023
Bitcoin mining revenue	129.8	41.3
AI Cloud Service revenue	0.6	-
Other income	0.9	3.1
Electricity charges	(55.9)	(19.9)
Realized gain/(loss) on financial asset	3.2	-
Other costs	(36.1)	(32.2)
Adjusted EBITDA	**42.5**	**(7.7)**
Adjusted EBITDA Margin	**32%**	**(16%)**
Reconciliation to consolidated statement of profit or loss		
Add/(deduct):		
Gain/(loss) on disposal of subsidiaries	-	3.3
Impairment of assets[2]	-	(105.2)
Reversal of impairment of assets	0.1	0.0
Share-based payment expense - $75 exercise price options	(8.7)	(8.9)
Share-based payment expense - other	(8.9)	(1.4)
Foreign exchange gain/(loss)	2.3	(2.6)
Other expense items[3]	(3.4)	(0.2)
Unrealized gain/(loss) on financial asset[4]	(1.3)	-
EBITDA	**22.5**	**(122.7)**
Finance expense	(0.2)	(16.2)
Interest income	2.9	0.5
Depreciation	(23.9)	(24.1)
Profit/(loss) before income tax expense for the period	**1.3**	**(162.6)**
Income tax (expense)/benefit	(3.2)	(2.3)
Profit/(loss) after income tax expense for the period	**(1.9)**	**(164.9)**

1. See slide net electricity costs for a detailed breakdown of amount.
2. Impairment of assets for the nine months ended March 31, 2023 includes $(15.2) million previously reported as loss on other receivables.
3. Other expense items include one-off professional fees including legal fees.
4. Unrealized loss on financial asset represents the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods.

20

 Consolidated statement of cashflows  21  Net increase in cash and cash equivalents of $190.7m for the nine months ended March 31, 2024  Increase in net cash from operating activities to $47.9m due to increase in average operating hashrate (2.0 EH/s to 5.8 EH/s) coupled with a higher average realized bitcoin price   Increase in net cash used in investing activities to $188.0m due to expansion at Childress data center and purchase of 816 NVIDIA H100 GPUs  Increase in net cash from financing activities to $330.8m with $332.1m received from shares sold under the ATM and ELOC  3Q YTD FY24 vs. 3Q YTD FY23   US$m  Nine months ended March 31, 2024  Nine months ended March 31, 2023  Cash flows from operating activities  Receipts from Bitcoin mining activities  129.4  43.7  Receipts from AI Cloud Service revenue  1.1  -  Receipts from ERS revenue  0.4  -  Payments for electricity, suppliers and employees (inclusive of GST)  (85.9)  (41.1)  Interest received  3.0  0.5  Other revenue  -  0.0  Interest paid  (0.1)  (4.1)  Net cash from/(used in) operating activities  47.9  (1.0)  Cash flows from investing activities  Payments for property, plant and equipment net of hardware prepayments  (112.7)  (93.6)  Payments for computer hardware prepayments  (70.6)  -  Repayments/(advancement) of loan proceeds  -  2.3  Prepayments and deposits  (4.7)  (7.4)  Proceeds from disposal of property, plant and equipment  -  30.6  Deconsolidation of Non-Recourse SPVs  0.0  (1.2)  Net cash from/(used in) in investing activities  (188.0)  (69.3)  Cash flows from financing activities  Capital raising costs  (0.9)  (0.9)  Repayment of borrowings  -  (9.4)  Capital raising receipts  332.1  7.5  Payment of borrowing transaction costs  -  (0.3)  Repayment of lease liabilities  (0.4)  (0.2)  Net cash from/(used in) financing activities  330.8  (3.2)  Net increase/(decrease) in cash and cash equivalents  190.7  (73.5)  Cash and cash equivalents at the beginning of the period  68.9  110.0  Effects of exchange rate changes on cash and cash equivalents  0.1  (3.3)  Cash and cash equivalents at the end of the period  259.7  33.2

 Balance sheet  22  March 31, 2024  US$m  March 31, 2024  June 30, 2023  Assets  Cash and cash equivalents  259.7  68.9  Other receivables  35.9  6.5  Financial assets at fair value through profit or loss  3.4  -  Prepayments and other assets  11.2  13.8  Total current assets  310.2  89.2  Property, plant and equipment  357.1  241.1  Right-of-use assets  1.6  1.4  Other non-current assets  54.7  0.4  Total non-current assets  413.4  242.8  Total assets  723.6  332.1  Liabilities  Lease liabilities - current  0.2  0.2  Other current liabilities  41.3  23.8  Total current liabilities  41.5  24.0  Lease liabilities - non-current  1.5  1.3  Other non-current liabilities  3.4  1.5  Total non-current liabilities  4.9  2.7  Total liabilities  46.4  26.7  Equity  677.2  305.4  Total equity  677.2  305.4  Total equity and liabilities  723.6  332.1  Cash and cash equivalents of $259.7m  No debt facilities  Total assets of $723.6m  Strong balance sheet to fund future growth  Total equity increased to $677.2m with gross proceeds of $369.9m from 73.5m shares sold under the ATM and ELOC1  Cash increased to $321.5m (as of April 30, 2024)2  Subsequent to March 31, 2024, the Company sold a further 8,172,310 Ordinary shares for aggregate net proceeds of ~$43.5 million. The total number of Ordinary shares as of May 12, 2024 is 146,584,041.  Reflects USD equivalent, unaudited preliminary cash, cash equivalents and term deposits as of April 30, 2024, which includes $71.8m of ATM proceeds from shares issued subsequent to March 31, 2024.

Assumptions and notes

Page 5

1. Overall nameplate fleet efficiency of 16 J/TH at 30 EH/s.
2. Represents indicative electricity cost per bitcoin mined assuming 30 EH/s, nameplate fleet efficiency of 16 J/TH, weighted average power cost of $0.037/kWh ($0.045/kWh in BC and $0.033/kWh in Texas – latter calculated using actual monthly average net power price at Childress during FY24 to date (i.e. July 2023 to March 2024), including ERS revenue and adjusted for now eligible 4CP benefit), current global hashrate of 595 EH/s, block reward of 3.125 BTC per block and transaction fees of 0.3 BTC per block.

Page 7

1. Reflects average Enterprise value / installed EH/s multiple for MARA, CLSK and RIOT. Data sourced from Bloomberg and public company filings (as of May 10, 2024). Enterprise value = market capitalization + total debt – (cash + digital assets). HODL balances converted at a $63,000 Bitcoin price.
2. The Company continues to consider a range of funding opportunities such as equity, corporate debt and equipment financing.

Page 9

1. Bitcoin mined and installed hashrate as reported in April 2024 monthly operating updates. IREN installed hashrate as of May 14, 2024.
2. Bloomberg market data (as of May 10, 2024).

Page 11

1. GPU capex reflects purchase of 2,500 NVIDIA H100 GPUs at ~$40k per GPU.
2. Assumes 1.25kW power draw required for 1 GPU and 2,500 NVIDIA H100 GPUs.
3. Illustrative Hardware Profit = revenue less assumed electricity costs (excludes all other site, overhead and REC costs). Calculations assume 2,500 GPUs operating at 100% uptime, $0.05/kWh energy price and GPU pricing at mid-point of $2.00 - $2.50 per GPU hour (subject to customer contracts).

Page 16

1. Electricity Cost per Bitcoin mined reflects assumptions tabled above (indicative electricity cost per bitcoin mined assuming 30 EH/s),
2. Electricity Cost per GPU hour assumes 1.25kW power draw required for 1 GPU and illustrative $0.05/kWh energy price. $2.00-$2.50 AI Cloud Service illustrative pricing assumption reflects observed AI cloud pricing benchmarks.
3. Illustrative Annualized Hardware Profit = revenue less assumed electricity costs (excludes all other site, overhead and REC costs). Calculations assume hardware operates at 100% uptime and $0.037/kWh electricity costs. Source: Coinwarz Bitcoin Mining Calculator. Inputs: $63,000 (Bitcoin price), 30,000 PH/s (hashrate), ~595 EH/s (global hashrate), 3.125 BTC (block reward), 0.3 BTC (transaction fees), 0.15% (pool fees), 503MW (power consumption). AI Cloud Services illustrative annualized hardware profit assumes pricing of $2.00-$2.50 per GPU hour.
4. Hardware payback period calculations based on recent observed ASIC and GPU purchase orders and market pricing benchmarks (based on hardware capex only, e.g. excluding data centers). ASIC capex assumes $18.9/TH pricing. GPU capex assumes $40k per H100 GPU pricing. Hardware payback period calculated based on Hardware Profit, which represents revenue less assumed electricity costs (excludes all other site, overhead and REC costs). ~12 to 24 month Bitcoin Mining payback period based on current Bitcoin mining economics across a range of Bitcoin prices, and historical observed hardware pricing.

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Additional information  05

 Consolidated statement of profit or loss  25  3Q FY24 vs. 2Q FY24  US$m  Three months ended March 31, 2024  Three months ended December 31, 2023  Revenue  Bitcoin mining revenue  53.4  42.0  AI Cloud Service revenue  0.6  -  Other income  0.4  0.5  Total Revenue  54.3  42.6  Expenses  Depreciation  (8.7)  (7.6)  Electricity charges  (19.8)  (16.7)  Realized gain/(loss) on financial asset  0.1  0.1  Employee benefits expense  (4.3)  (4.3)  Share-based payments expense1  (5.8)  (6.0)  Reversal of impairment of assets  -  0.1  Professional fees  (2.0)  (2.3)  Site expenses  (2.1)  (1.8)  Other operating expenses  (4.5)  (6.0)  Unrealized gain/(loss) on financial asset  (1.1)  (0.3)  Operating profit/(loss)  6.0  (2.2)  Finance expense  (0.1)  (0.0)  Interest income  1.5  0.7  Foreign exchange gain/(loss)  4.7  (4.7)  Profit/(loss) before income tax expense for the period  12.1  (6.3)  Income tax (expense)/benefit  (3.5)  1.1  Profit/(loss) after income tax expense for the period  8.6  (5.2)  3Q FY24 Profit after income tax of $8.6m, being an increase of $13.8m  Improvement primarily due to increase in Bitcoin mining revenue  Key non-cash items in the 3Q FY24 profit after income tax of $8.6m:  Share-based payment expense of $(5.8)m  Depreciation of $(8.7)m  $(2.9)m of the 3Q FY24 expense relates to amortization of $75 exercise price options which were granted pre-IPO (with $370 to $1,850 initial share price vesting conditions).

 Net electricity costs   26  Reconciliation of Electricity charges to Net electricity costs   US$m  Three months ended March 31, 2024  Three months ended December 31, 2023  Nine months ended March 31, 2024  Nine months ended March 31, 2023  Electricity charges  (19.8)  (16.7)  (55.9)  (19.9)  Add/(deduct) the following:   Realized gain/(loss) on financial asset  0.1  0.1  3.2  -  ERS revenue (included in Other income)   0.4  0.5  0.9  -  ERS fees (included in Other operating expenses)  (0.0)  (0.0)  (0.1)  -  Net electricity costs   (19.4)  (16.1)  (51.9)  (19.9)  Bitcoin mined (number)  1,003   1,144    3,371    2,003   Net electricity costs per Bitcoin mined ($thousands)  (19.3)  (14.1)  (15.4)  (9.9)

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